UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

Mark A. Haddad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,932,489 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 14,932,489 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,932,489 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,456,906 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 7,456,906 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,906 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,418 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 86,418 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,418 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	Page 5 of 8 Pages

This Amendment No. 4 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 to the statement on Schedule 13D filed on August 23, 2019, Amendment No. 2 to the statement on Schedule 13D filed on September 16, 2019 and Amendment No. 3 to the statement on Schedule 13D filed on December 17, 2019 (such statement and amendments, as further amended herein, the “Schedule 13D”) amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 4, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On December 23, 2019, TAS purchased from the Issuer, pursuant to a securities purchase agreement by and among the Issuer, TAS, and certain other investors (the “Securities Purchase Agreement”), 3,940,887 Shares (the “Private Placement Shares”) at a price of $1.46 per Share, which was equal to the most recent consolidated closing bid price on the Nasdaq Global Market on December 18, 2019, and warrants to purchase 1,970,443 Shares (the “Warrant Shares”), exercisable at $1.46 per Share, at a purchase price of $0.125 per Warrant Share. The Warrant Shares were issued to Dr. Springer pursuant to a separate Common Stock Purchase Warrant (the “Warrant”). The Warrant Shares are exercisable as of the date of grant and have a term of five years. To date, Dr. Springer has not exercised any of the Warrant Shares. TAS paid an aggregate purchase price of approximately $6.0 million for the Private Placement Shares and the Warrant Shares. TAS drew from its investment capital for such acquisitions.

On December 23, 2019, in connection with the Securities Purchase Agreement, TAS entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain other investors, pursuant to which the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the closing of the transactions contemplated by the Securities Purchase Agreement for purposes of registering the resale of the Shares, including any Shares issuable upon exercise of the Warrant Shares. The Issuer agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the transactions contemplated by the Securities Purchase Agreement (or within 120 days if the SEC reviews the registration statement). The Issuer has also agreed, among other things, to indemnify TAS and any of its officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and to pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Issuer’s obligations under the Registration Rights Agreement.

The Securities Purchase Agreement is incorporated herein as Exhibit 99.4 by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2019. The Warrant is incorporated herein as Exhibit 4.2 by reference to Exhibit 4.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2019. The Registration Rights Agreement is incorporated herein as Exhibit 99.5 by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2019. In each case, any description thereof is qualified in its entirety by reference thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

CUSIP No. 816212104	Page 6 of 8 Pages

(a)    The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 48,196,387 Shares issued and outstanding as of November 4, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated November 8, 2019, as well as an additional 37,634,883 Shares issued to certain investors, including TAS, on December 23, 2019 pursuant to the Securities Purchase Agreement, as reported on the Issuer’s Current Report on Form 8-K, dated December 26, 2019. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of December 23, 2019.

The Reporting Persons, in the aggregate, beneficially own 14,932,489 Shares, representing approximately 17.0% of such class of securities.

Dr. Springer is the beneficial owner of a total of 14,932,489 Shares, representing approximately 17.0% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 79,130 Shares underlying warrants exercisable within 60 days of December 23, 2019 and held directly, (iii) 16,410 Shares issuable upon exercise of outstanding options within 60 days of December 23, 2019 and held directly, (iv) 5,486,463 Shares held by TAS, (v) 1,970,443 Shares underlying warrants exercisable within 60 days of December 23, 2019 held by TAS, and (vi) 86,418 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 7,456,906 Shares, representing approximately 8.5% of the outstanding Shares and consisting of (i) 5,486,463 Shares and (ii) 1,970,443 Shares underlying warrants exercisable within 60 days of December 23, 2019. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 86,418 Shares, representing approximately 0.1% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b)    Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c)    The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d)    No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to be supplemented by the following:

Exhibit No.	Exhibit

4.2	Form of Common Stock Purchase Warrant, dated December 23, 2019 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2019).

99.4	Securities Purchase Agreement, dated December 18, 2019, by and among Selecta Biosciences, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2019).

CUSIP No. 816212104	Page 7 of 8 Pages

99.5	Registration Rights Agreement, dated December 23, 2019, by and among Selecta Biosciences, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2019).

[signature page follows]

CUSIP No. 816212104	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2020

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	Manager